Exhibit 99.1

March 26, 2024

Transaction In Own Shares

Burford Capital Limited (the “Company”), the leading global finance and asset management firm focused on law, today announces that, in accordance with the terms of its program announced on March 18, 2024 to purchase its ordinary shares, no par value per share (“Ordinary Shares”), up to a maximum aggregate amount of £5.0 million (the “Program”) in connection with future obligations under the Company’s Deferred Compensation Plan, the Company purchased the following number of Ordinary Shares through Numis Securities Limited (“Numis”).

Date of purchase:	March 25, 2024
Aggregate number of Ordinary Shares purchased:	51,415
Lowest price paid per Ordinary Share (GBp):	1194.00
Highest price paid per Ordinary Share (GBp):	1220.00
Volume weighted average price paid per Ordinary Share (GBp):	1205.7053

Ordinary Shares purchased pursuant to the Program will be initially held by the Company in treasury. Following the purchase and settlement of these Ordinary Shares, the Company’s issued ordinary share capital is 219,316,028, of which 590,879 Ordinary Shares are held in treasury and do not have any voting rights. Therefore, the total number of voting rights in the Company, excluding treasury shares, will be 218,725,149 after giving effect to the purchases described above. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the UK version of Regulation (EU) No. 596/2014 which is part of UK law by virtue of the European Union (Withdrawal) Act 2018, the table below contains detailed information with respect to the individual trades made by Numis as part of the Program.

Individual trades information:

Number of Ordinary Shares purchased	Transaction price (pence per Ordinary Share)	Time of transaction (GMT)	Trading venue
246	1211.00	08:42:44	AIMX
44	1215.00	08:45:19	AIMX
31	1215.00	08:45:20	AIMX
90	1215.00	08:45:20	AIMX
333	1215.00	08:45:20	AIMX
47	1215.00	08:45:20	AIMX
502	1215.00	08:46:46	AIMX
50	1215.00	08:46:46	AIMX
10	1216.00	08:46:46	AIMX
10	1215.00	08:46:50	AIMX
10	1215.00	08:46:55	AIMX
10	1215.00	08:46:57	AIMX
10	1215.00	08:47:01	AIMX
35	1218.00	08:58:54	AIMX

424	1218.00	08:58:54	AIMX
508	1217.00	08:59:01	AIMX
248	1219.00	09:12:54	AIMX
183	1219.00	09:12:54	AIMX
165	1217.00	09:20:19	AIMX
170	1217.00	09:20:19	AIMX
165	1217.00	09:20:19	AIMX
123	1218.00	09:31:59	AIMX
291	1218.00	09:31:59	AIMX
499	1219.00	09:43:02	AIMX
83	1219.00	09:57:01	AIMX
97	1219.00	09:57:01	AIMX
155	1220.00	09:57:30	AIMX
506	1219.00	10:09:05	AIMX
108	1212.00	10:21:59	AIMX
360	1212.00	10:21:59	AIMX
155	1208.00	10:32:25	AIMX
252	1208.00	10:32:25	AIMX
482	1208.00	10:45:40	AIMX
496	1205.00	11:00:06	AIMX
497	1201.00	11:05:51	AIMX
421	1201.00	11:29:00	AIMX
265	1204.00	11:41:52	AIMX
113	1206.00	11:42:19	AIMX
168	1206.00	11:42:19	AIMX
437	1205.00	11:46:02	AIMX
499	1200.00	11:54:44	AIMX
457	1202.00	12:06:27	AIMX
444	1202.00	12:19:19	AIMX
491	1201.00	12:22:19	AIMX
298	1197.00	12:32:29	AIMX
195	1197.00	12:32:29	AIMX
42	1197.00	12:39:16	AIMX
201	1197.00	12:39:16	AIMX
41	1197.00	12:39:16	AIMX
131	1197.00	12:39:16	AIMX
454	1198.00	12:51:15	AIMX
450	1198.00	13:01:55	AIMX
504	1198.00	13:08:21	AIMX
433	1198.00	13:17:49	AIMX
100	1198.00	13:23:27	AIMX
399	1198.00	13:23:27	AIMX
498	1198.00	13:27:23	AIMX
430	1203.00	13:30:10	AIMX

443	1201.00	13:32:11	AIMX
428	1201.00	13:33:31	AIMX
106	1201.00	13:33:31	AIMX
307	1201.00	13:33:35	AIMX
800	1202.00	13:36:27	AIMX
351	1202.00	13:36:27	AIMX
502	1204.00	13:38:03	AIMX
407	1204.00	13:40:33	AIMX
446	1202.00	13:40:34	AIMX
8	1203.00	13:43:59	AIMX
366	1203.00	13:45:10	AIMX
488	1203.00	13:45:10	AIMX
420	1205.00	13:49:22	AIMX
341	1205.00	13:49:22	AIMX
72	1205.00	13:49:22	AIMX
165	1203.00	13:50:53	AIMX
180	1203.00	13:50:53	AIMX
91	1203.00	13:50:53	AIMX
33	1203.00	13:50:53	AIMX
33	1204.00	13:50:53	AIMX
89	1204.00	13:50:53	AIMX
91	1204.00	13:50:53	AIMX
33	1205.00	13:50:53	AIMX
378	1208.00	13:55:33	AIMX
130	1208.00	13:55:33	AIMX
200	1207.00	14:06:29	AIMX
69	1207.00	14:06:29	AIMX
200	1207.00	14:06:29	AIMX
200	1207.00	14:06:29	AIMX
200	1207.00	14:06:29	AIMX
25	1207.00	14:06:29	AIMX
80	1207.00	14:06:29	AIMX
274	1207.00	14:06:29	AIMX
113	1207.00	14:06:29	AIMX
10	1207.00	14:06:29	AIMX
33	1207.00	14:06:29	AIMX
38	1207.00	14:06:29	AIMX
180	1207.00	14:06:29	AIMX
180	1207.00	14:06:29	AIMX
180	1207.00	14:06:29	AIMX
180	1207.00	14:06:29	AIMX
200	1208.00	14:08:43	AIMX
180	1208.00	14:08:43	AIMX
33	1208.00	14:08:43	AIMX

326	1212.00	14:14:22	AIMX
40	1213.00	14:14:37	AIMX
501	1213.00	14:15:24	AIMX
299	1213.00	14:15:24	AIMX
198	1213.00	14:15:24	AIMX
430	1211.00	14:17:24	AIMX
36	1211.00	14:17:24	AIMX
200	1211.00	14:20:48	AIMX
250	1211.00	14:20:48	AIMX
444	1212.00	14:22:02	AIMX
90	1211.00	14:23:51	AIMX
69	1211.00	14:23:51	AIMX
114	1211.00	14:23:51	AIMX
97	1211.00	14:23:51	AIMX
69	1211.00	14:23:51	AIMX
180	1210.00	14:28:23	AIMX
192	1210.00	14:28:23	AIMX
220	1210.00	14:28:23	AIMX
439	1208.00	14:29:17	AIMX
71	1212.00	14:35:42	AIMX
120	1212.00	14:35:42	AIMX
70	1212.00	14:35:42	AIMX
187	1212.00	14:35:51	AIMX
100	1212.00	14:35:51	AIMX
288	1212.00	14:35:51	AIMX
213	1212.00	14:35:51	AIMX
79	1212.00	14:36:51	AIMX
180	1213.00	14:36:51	AIMX
489	1212.00	14:37:15	AIMX
430	1212.00	14:41:49	AIMX
413	1211.00	14:42:02	AIMX
188	1211.00	14:45:12	AIMX
249	1211.00	14:45:51	AIMX
418	1212.00	14:48:09	AIMX
479	1212.00	14:49:58	AIMX
448	1210.00	14:53:08	AIMX
571	1211.00	14:55:42	AIMX
413	1210.00	14:56:23	AIMX
122	1210.00	15:00:28	AIMX
290	1210.00	15:00:28	AIMX
412	1208.00	15:01:30	AIMX
62	1207.00	15:01:30	AIMX
330	1208.00	15:01:30	AIMX
47	1209.00	15:01:30	AIMX

300	1205.00	15:06:53	AIMX
144	1205.00	15:06:53	AIMX
435	1205.00	15:08:53	AIMX
100	1205.00	15:10:53	AIMX
338	1205.00	15:10:53	AIMX
503	1205.00	15:13:17	AIMX
730	1202.00	15:18:32	AIMX
110	1201.00	15:18:32	AIMX
70	1201.00	15:18:32	AIMX
38	1201.00	15:18:33	AIMX
38	1201.00	15:18:33	AIMX
341	1201.00	15:18:33	AIMX
100	1203.00	15:21:23	AIMX
188	1203.00	15:21:23	AIMX
104	1203.00	15:21:23	AIMX
415	1203.00	15:22:34	AIMX
51	1204.00	15:24:40	AIMX
164	1204.00	15:24:40	AIMX
431	1200.00	15:25:35	AIMX
386	1204.00	15:27:36	AIMX
57	1204.00	15:27:36	AIMX
14	1204.00	15:30:41	AIMX
471	1204.00	15:30:41	AIMX
200	1204.00	15:33:41	AIMX
64	1204.00	15:33:41	AIMX
40	1204.00	15:33:41	AIMX
50	1204.00	15:33:41	AIMX
114	1204.00	15:33:41	AIMX
954	1205.00	15:39:35	AIMX
508	1205.00	15:39:35	AIMX
436	1204.00	15:43:02	AIMX
128	1205.00	15:46:03	AIMX
432	1205.00	15:46:33	AIMX
487	1205.00	15:47:33	AIMX
416	1204.00	15:50:13	AIMX
97	1204.00	15:51:51	AIMX
355	1204.00	15:51:51	AIMX
411	1202.00	15:53:31	AIMX
16	1202.00	15:56:22	AIMX
470	1202.00	15:56:22	AIMX
193	1203.00	16:02:27	AIMX
88	1203.00	16:02:27	AIMX
164	1203.00	16:02:27	AIMX
217	1203.00	16:02:27	AIMX

58	1203.00	16:02:27	AIMX
328	1203.00	16:02:27	AIMX
66	1203.00	16:04:13	AIMX
36	1203.00	16:04:13	AIMX
88	1203.00	16:04:13	AIMX
454	1202.00	16:04:17	AIMX
293	1200.00	16:06:30	AIMX
201	1200.00	16:06:30	AIMX
449	1200.00	16:09:13	AIMX
430	1197.00	16:10:31	AIMX
413	1197.00	16:12:31	AIMX
208	1197.00	16:14:31	AIMX
164	1197.00	16:14:31	AIMX
455	1197.00	16:15:31	AIMX
100	1194.00	16:17:15	AIMX
300	1194.00	16:17:15	AIMX
75	1194.00	16:17:15	AIMX
100	1194.00	16:20:09	AIMX
401	1194.00	16:20:09	AIMX
296	1194.00	16:20:09	AIMX
19	1194.00	16:20:09	AIMX
77	1194.00	16:20:09	AIMX
24	1194.00	16:20:09	AIMX

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.